June 21, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Gregory Dundas

Re: African Copper Corporation

      Current Report on Form 8-K

      Filed April 22, 2013

      File No. 0 -54804

Dear Mr. Dundas:

The following is our response to your letter dated May 10, 2013.

Question: We note your disclosure under Item 5.06 that management has determined that the company is no longer a shell corporation as defined under Rule 405 of the Securities Act or 12b-2 of the Securities Exchange Act. Under that definition, a shell company has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting of cash or cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents  and nominal other assets. By referring to specific parts of your disclosure or business. Please tell us how you factually fall outside the definition of a shell company. Currently it appears you have no operations, no revenues, that all your assets consist of cash, and that your financial statements are substantially identical to those of your predecessor. New York Tutor Company, which was a shell company. In the alternative, amend your Form 8-K to indicate that you continue to be a shell company. This would include revising your disclosure on page 35 to remove the Item 5.06. Change in Shell Company Status disclosure.

Response: It is management’s contention that given the current level of operations and planned operations over the next 12 months, African Copper Mining Corporation (the “Company”) is no longer a shell company. We are currently and actively engaging in the process of transferring the Bonnyridge and Pinette claims to the Company (the “Claims”). Both of these Claims have undergone partial exploration by previous entities.

Currently the Company is organizing its exploration efforts. We have recently retained Botswana legal counsel to assist in the formation of a wholly-owned Botswana subsidiary. The Claims will be transferred to that subsidiary. We have also re-applied to the Botswana Department of Geological Survey with respect to certain of the Bonnyridge claims. We have further been reviewing exploration data from prior exploration activities conducted by previous owners to develop our own work program and establish operating budgets. From the data we plan to conduct preliminary drilling operations on the Bonnyridge claims and we are currently identifying the most prospective drilling sites. Over the next 12 months, we intend to drill 1,500 – 2000 meters, including 6-8 exploration holes to 250 meters with core recovery for additional analysis and review by our geological team. On the Bonnyridge claims we may not need to fly additional geophysical data collection flights depending upon the recommendation of our geological consultants. On the west side of the Pinette claims, we do intend to fly airborne data collection or perform further soil sampling depending on the opinions of our consulting geologists to identify future drilling targets. Our drillers and geological consultants have suggested we initially drill to a depth of 250 meters to recover the core. 250 meters is the depth where we could open pit mine the asset, and with the core recovery we could develop a complete understanding of the asset and the potential mining feasibility.

We have identified the following consultants to work with us on this project:

Geological: Alexander Shaw, KBmec Mining and Environmental Consulting

Drilling: Andrew Scott, Scott Mining International

Geophysical Survey: Ollie Wright, Skyhorse Aviation

Botswana Legal Counsel: Armstrongs, Olebogeng Khubamang

Botswana Claims Transfer and Transition/DGS Consultant:  Luke Antione

We are currently and actively developing our Phase I and II Work Programs which could include the following subject to finalization of both plans and budget:

Phase I (Bonnyridge)

Diamond Drill Program

Diamond Drill Program Assays

Phase II (Pinette)

High Resolution Airborne Magnetic Survey

Ground Magnetic Geological Survey

Ground Self Potential Geophysical Survey

IP Geophysical Survey

Reconnaissance and Detailed and Conventional Soil Geochemical Surveys

Detailed MMI Soil Geochemical Survey

Reconnaissance Geochemical and Geological Survey

Exploration Capital Costs

Exploration Personnel and Consumables

Based on the above current activities which we are actively undertaking and our plan of operation for exploration and development over the next 12 months, we believe the Company is beyond the point of nominal operations. We also believe that with the acquisition of the Claims and along with the re-application of the related licenses, we have more than nominal assets other than cash and cash equivalents. For these reasons we ask the Commission to re-evaluate our status as a shell company.

Thank you for your consideration.

Respectfully submitted,

/s/Andrew Stone

Andrew Stone

President

African Copper Corp.

Phone:              +27 (0)21 680 5207

Ground Floor, Llesbeek House, River Park,

Fax:                   +27 (0)21 680 5011

Gloucester Road, Mowbray, 7700 Cape Town, South Africa

Email:  info@africancoppercorp.com